

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 13, 2015

Via E-mail
Mr. J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

Re: PetroQuest Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 5, 2014
File No. 001-32681
Response Letter dated February 3, 2015

Dear Mr. Clement:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Oil and Gas Reserves, page 7

1.   Your response to comment number 1 from our letter dated January 30, 2015 includes discussion of adjustments that might have been made to your reported PUD volumes as of December 31, 2013 had your revised review process been in place at that time. This discussion suggests that you have concluded that you had established reasonable certainty for all other previously disclosed PUD volumes. However, in view of the factors described in our comment, and given the revisions you have determined are necessary to your review process, such a conclusion does not appear supportable. Accordingly, provide an analysis that addresses the impact of removing all previously disclosed PUD volumes for which you had not established reasonable certainty, or explain to us why you believe no other revisions are necessary. In particular, explain how you have established

        that the three oldest PUD "layers" as of December 31, 2012 and the four oldest PUD "layers" as of December 31, 2013 were reasonably certain as of those dates.

2.   Identify for us the specific locations and volumes underlying the 24 locations and 18 Bcfe that have been reclassified to probable as of December 31, 2014. As part of your response, indicate when the locations were initially booked, the dates they were initially scheduled to be drilled, and any revised drilling dates.

3.   Provide us an aging of your PUD locations and volumes as of December 31, 2014 which shows the date of initial booking, the dates they were initially scheduled to be drilled, any revised drilling dates, and the reasons for any revisions to drilling dates.

        You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                        Sincerely,

                        /s/ Brad Skinner for

                        Karl Hiller
                        Branch Chief